UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Great Spirits Inc.
 (Name of Issuer)

Common Stock, $0.001 par value
 (Title of Class of Securities)

391314101
(CUSIP Number)

Brian Leftwich
3230 Fall Creek Highway, Suite 206
Granbury, Texas 76049
(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications)

With  a copy to:

David A. Boillot, Esq., Reitler Kailas & Rosenblatt LLC,
885 Third Avenue, 20th Floor, New York, NY 10022  (212-209-3050)

October 23, 2009
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [  ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP N0.: 391314101

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Brian Leftwich

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization –United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power - 2,394,610

	8.	Shared Voting Power 427,200

	9.	Sole Dispositive Power - 2,394,610

	10	Shared Dispositive Power 427,200

11.	Aggregate Amount Beneficially Owned by Each Reporting Person – 2,821,810

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) o

13.	Percent of Class Represented by Amount in Row (11) 34.2%

14.	Type of Reporting Person (See Instructions) IN

CUSIP N0.: 391314101

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Dobyville HR LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) oo

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization –Texas

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power -0-

	8.	Shared Voting Power - 277,200

	9.	Sole Dispositive Power - -0-

	10	Shared Dispositive Power 277,200

11.	Aggregate Amount Beneficially Owned by Each Reporting Person – 277,200

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) o

13.	Percent of Class Represented by Amount in Row (11) 3.4%

14.	Type of Reporting Person (See Instructions) OO

CUSIP N0.: 391314101

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Imperial Investments LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) oo

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization –Texas

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power -0-

	8.	Shared Voting Power - 150,000

	9.	Sole Dispositive Power - -0-

	10	Shared Dispositive Power 150,000

11.	Aggregate Amount Beneficially Owned by Each Reporting Person – 150,000

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) o

13.	Percent of Class Represented by Amount in Row (11) 1.9%

14.	Type of Reporting Person (See Instructions) OO

ITEM 1. SECURITY AND ISSUER

              This Statement relates to the common stock, $.001 par value (the “Common Stock”) of Great Spirits Inc., a Colorado corporation (the “Company”). The address of the principal executive offices of the Company is 3230 Fall Creek Highway, Suite 206, Granbury, Texas 76049.

ITEM 2. IDENTITY AND BACKGROUND

(a)
This statement is being filed by Brian Leftwich, Dobyville HR LLC, a Texas limited liability company (“Dobyville”)  and Imperial Investments LLC, a Texas limited liability company (“Imperial”) (collectively, the “Reporting Persons”). Mr. Leftwich is the sole member of Dobyville and Imperial.

(b)	The business office of the Reporting Persons is 3230 Fall Creek Highway, Suite 206, Granbury, Texas 76049.

(c)
The principal occupation of Mr. Leftwich is financial consultant. Mr. Leftwich is a member of the board of directors of the Company and Hallmark Human Resources, Inc. (“Hallmark”). The principal business of Dobyville and Imperial is private equity investment.

(d)	During the last five (5) years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)
During the last five (5) years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Mr. Leftwich is a citizen of the United States of America. Dobyville and Imperial are limited liability companies organized under the law of state of Texas.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

On October 23, 2009, Mr. Leftwich acquired an aggregate of 7,998,020 shares of Common Stock of the Company pursuant to that certain Share Purchase Agreement (the “Share Purchase Agreement”) dated as of October 20, 2009 between Mr. Leftwich, Steven Free, Jack Minter and Dana Hyde and other sellers named therein for cash consideration in the net aggregate amount of $190,000. Although the Share Purchase Agreement named Steven Free and Jack Minter as purchasers together with Mr. Leftwich, the sole purchaser of the shares under the Share Purchase Agreement was Mr. Leftwich. The purchase of shares by Mr. Leftwich was made with his personal funds. As a result of such purchase of shares, Mr. Leftwich acquired beneficial ownership of 97% of the outstanding shares of Common Stock of the Company and became the Chief Executive Officer, Secretary, Treasurer and sole member of the board of directors of the Company.

Subsequently, on June 14, 2010 the Company entered into a share exchange pursuant to that certain Share Exchange and Reorganization Agreement (the “Exchange Agreement”) between the Company, Hallmark and the beneficial holders thereof (the “Hallmark Shareholders”) which closed on August 6, 2010. Pursuant to the Exchange Agreement, the Hallmark Shareholders were issued an aggregate of 5,187,944 shares of Common Stock in exchange for all the outstanding common stock of Hallmark, of which 11,734 shares of Common Stock of the Company were issued to Mr. Leftwich as a Hallmark Shareholder. As a result of the consummation of the Exchange Agreement, (i) Mr. Leftwich cancelled 5,615,144 shares of Common Stock of the Company, leaving him with 2,382,876 shares of Common Stock of the Company (excluding the aforementioned 11,734 shares), (ii) as a result of convertible debt in the principal amount of $277,200 held by Dobyville and $150,000 held by Imperial, entities in which Mr. Leftwich is the sole member, Mr. Leftwich, through the applicable aforementioned entities, became entitled to convert such debt into an aggregate of 427,200 shares of Common Stock of the Company,  (iii) Hallmark became a wholly owned subsidiary of the Company and the business of Hallmark became the sole business of the Company, and (iv) Mr. Leftwich resigned as Chief Executive Officer, Secretary and Treasurer of the Company but remained as a member of the board of directors of the Company. All other directors of Hallmark who are not currently directors of the Company shall become directors of the Company effective upon the tenth day after the filing of Schedule 14-F1 with the Securities and Exchange Commission and its mailing and dissemination to the Company’s shareholders.

ITEM 4. PURPOSE OF TRANSACTION

The disclosure set forth in Item 3 is hereby incorporated by reference.

Except as set forth herein, the Reporting Persons do not have any present plan or proposal which relates to, or would result in any action with respect to, the matters listed in  paragraphs (a) through (j) of Item 4 of Schedule 13D.

The Reporting Persons reserve the right from time to time to acquire or dispose of shares of the Common Stock, or to formulate other purposes, plans or proposals regarding the Company or securities of the Company held by such Reporting Persons to the extent deemed advisable in light of general investment policies, market conditions and other factors.

ITEM 5. INTEREST IN SECURITIES OF THE COMPANY.

(a)           As of the date hereof, (i) Mr. Leftwich beneficially owns 2,821,810 shares of Common Stock (including 477,200 shares of Common Stock issuable upon conversion of convertible debt), which represents 34.2% of the outsanding shares of Common Stock of the Company, (ii) Dobyville beneficially owns 277,200 shares of Common Stock of the Company (which shares are issuable upon conversion of convertible debt), which represents 3.4% of the outstanding shares of Common Stock of the Company, and (iii) Imperial beneficially owns 150,000 shares of Common Stock of the Company (which shares are issuable upon conversion of convertible debt), which represents 1.9% of the outstanding shares of Common Stock of the Company. The aforesaid percentages are calculated based upon 7,820,820 outstanding shares of Common Stock of the Company as of August 6, 2010 immediately after giving effect to the closing of the Exchange Agreement, as reported in the Company’s Current Report on Form 8-K dated August 9, 2010.

(b)           Mr. Leftwich has the sole power to vote and dispose of 2,394,610 shares of Common Stock of the Company and shared power to vote and dispose of 427,200 shares of Common Stock of the Company. Dobyville and Imperial have shared power to vote and dispose of 277,200 and 150,000 shares of Common Stock of the Company, respectively.

(c)           The Reporting Persons have not effected any transactions in any shares of Common Stock of the Company during the past 60 days.

(d)           No person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock beneficially owned by the Reporting Persons.

(e)           Not applicable

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE COMPANY.

To the best knowledge of the Reporting Persons, there is no contract, arrangement, understanding or relationship (legal or otherwise) between the Reporting Persons and any other person with respect to any securities of the Company, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies, or a pledge or contingency, the occurrence of which would give another person voting power over the securities of the Company.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

Agreement Regarding Joing Filing of Schedule 13D.

Share Purchase Agreement dated as of October 20, 2009 between Mr. Leftwich, the Company, Steven Free, Jack Minter and Dana Hyde and other sellers named therein incorporated by reference as Exhibit 10.1 to the Current Report on Form 8-K filed October 26, 2009.

Share Exchange and Reorganization Agreement dated as of June 14, 2010 between the Company, Hallmark and the beneficial holders thereof incorporated by reference as Exhibit 10.1 to the Current Report on Form 8-K filed June 15, 2010.

SIGNATURE

           After reasonable inquiry and to the best of my knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Dated: August 23, 2010

/s/ Brian Leftwich
Brian Leftwich

Dobyville HR LLC

/s/ Brian Leftwich
Name: Brian Leftwich
Title: President

Imperial Investments LLC

/s/ Brian Leftwich
Name: Brian Leftwich
Title: President

AGREEMENT REGARDING THE JOINT FILING OF
SCHEDULE 13D
______________________________

The undersigned hereby agree that the statement on Schedule 13D to which this Agreement is attached is filed on behalf of each of them in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended.

Dated: August 23, 2010

/s/ Brian Leftwich
Brian Leftwich

Dobyville HR LLC

/s/ Brian Leftwich
Name: Brian Leftwich
Title: President

Imperial Investments LLC

/s/ Brian Leftwich
Name: Brian Leftwich
Title: President